CUSIP No. G06207115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Atlas Financial Holdings, Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G06207115
(CUSIP Number)

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 6, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Magnolia Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,357,904
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,357,904
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,357,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Ellbar Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,357,904
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,357,904
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,357,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,357,904
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,357,904
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,357,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,357,904
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,357,904
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,357,904
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.83%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The Schedule 13D filed with the Securities and Exchange Commission on December 10, 2012, as amended by Amendment No. 1 to Schedule 13D filed February 15, 2013, is hereby amended and restated in its entirety by this Amendment No. 2 to furnish additional information set forth herein.

Item 1.     Security and Issuer

This Amendment No. 2 to Schedule 13D is filed by the Reporting Persons (defined below) with respect to the ordinary shares, $0.003 par value per share (the “Ordinary Shares”) of Atlas Financial Holdings, Inc. (the “Issuer” or the “Company”). The principal executive office address of the Issuer is 150 NW Point Boulevard, Elk Grove Village, Illinois 60007.

Item 2.    Identity and Background

(a)     This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Magnolia Capital Partners, LLC (“MCP”),
•	Ellbar Partners Management, LLC (“EPM”),
•	Stephen J. Heyman (“Mr. Heyman”), and
•	James F. Adelson (“Mr. Adelson”)

(b), (c)    The principal business address for MCP, EPM and Messrs. Heyman and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business of MCP is investing in securities. EPM is the sole manager of MCP. The principal business of EPM is providing management and administrative services to its various affiliated entities, including MCP. Messrs. Heyman and Adelson are the joint managers of EPM. The principal occupation of Messrs. Heyman and Adelson is independent oil and gas exploration and development. EPM and Messrs. Heyman and Adelson may each exercise voting and dispositive power over the Ordinary Shares held by MCP, and as a result, may be deemed to be indirect beneficial owners of shares of the Ordinary Shares held by MCP.

(d), (e)    During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     MCP and EPM are Oklahoma limited liability companies. Messrs. Heyman and Adelson are United States citizens.

Item 3.    Source and Amount of Funds or Other Consideration

As of the date hereof, MCP has invested $11,985,984 in the Ordinary Shares of Issuer. The source of funds for these investments was the working capital of MCP.

Item 4.     Purpose of Transaction

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Ordinary Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or dispose of any or all of its Ordinary Shares depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Ordinary Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.    Interest in Securities of the Issuer

(a), (b)       Following the public offering of 2,000,000 of its Ordinary Shares on May 21, 2014, the Issuer had 11,477,723 Ordinary Shares outstanding as per the Issuer’s Prospectus Supplement filed on May 21, 2014.

As of the date hereof, MCP directly owns 1,357,904 Ordinary Shares (approximately 11.83%) of the issued and outstanding Ordinary Shares (the “MCP Shares”).

None of EPM, Mr. Heyman or Mr. Adelson directly owns any Ordinary Shares. As discussed in Item 2, EPM and Messrs. Heyman and Adelson are in possession of sole voting and investment power for the MCP Shares and may also be deemed to indirectly beneficially own the MCP Shares. Each of EPM, Mr. Heyman and Mr. Adelson disclaims beneficial ownership of the MCP Shares.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of Ordinary Shares held by any other Reporting Person, and each disclaims beneficial ownership of the Ordinary Shares held by the others.

(c)           During the last 60 days, the Reporting Persons have sold and purchased the following Ordinary Shares of the Issuer:

Magnolia Capital Partners, LLC
Transaction Date	Transaction Type	Number of Shares	Price per Share		Form of Transaction
05/06/2014	Sale	100,000	$	US14.4815	Open Market
05/07/2014	Sale	29,670	$	US14.3798	Open Market
05/08/2014	Sale	13,000	$	US14.4737	Open Market
05/21/2014	Purchase	500,000	$	US12.50	Issuer Public Offering

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2014

MAGNOLIA CAPITAL PARTNERS, LLC

By: Ellbar Partners Management, LLC, Manager

By: /S/ STEPHEN J HEYMAN
Stephen J. Heyman, Manager

ELLBAR PARTNERS MANAGEMENT, LLC

By: /S/ JAMES F ADELSON
James F. Adelson, Manager

/S/ STEPHEN J HEYMAN
Stephen J. Heyman

/S/ JAMES F ADELSON
James F. Adelson